February 27, 2020

Kenneth Carter, PhD
Chief Executive Officer
Seneca Biopharma, Inc.
20271 Goldenrod Lane
Germantown, Maryland 20876

       Re: Seneca Biopharma, Inc.
           Registration Statement on Form S-3
           Filed February 20, 2020
           File No. 333-236543

Dear Dr. Carter:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-3 filed February 20, 2020

General

1. We note that you filed this registration statement more than 45 days after the end of your fiscal year. As you do not appear to meet the age of financial statement requirements of
       Rule 8-08(b) of Regulation S-X, you will need to include your audited financial statements or file and incorporate by reference your Form 10-K for fiscal year ended
       December 31, 2019 before we will accelerate the effective date of your registration statement. For additional guidance, please refer to Section 1220.3 of the Division's
       Financial Reporting Manual.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kenneth Carter, PhD
Seneca Biopharma, Inc.
February 27, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Tim Buchmiller at (202) 551-3635 or Mary Beth Breslin at
(202) 551-
3625 with any other questions.



                                                           Sincerely,
FirstName LastNameKenneth Carter, PhD
                                                           Division of
Corporation Finance
Comapany NameSeneca Biopharma, Inc.
                                                           Office of Life
Sciences
February 27, 2020 Page 2
cc:       Raul Silvestre, Esq.
FirstName LastName